LICENSE AGREEMENT

THIS AGREEMENT, dated as of ______________ (the “Effective Date”), is made by and between Uncommon Portfolio Design, Inc., a Colorado corporation, (the “Licensor”) and Uncommon Investment Funds Trust, a Delaware statutory trust, (the “Licensee”) (the “Agreement”).

WHEREAS, Licensor is the owner of all right, title and interest in and to certain quantitative securities benchmarks (“Licensed Benchmarks”), along with associated service marks, together with any applications or registrations now or hereinafter issued on said service marks whether federal, state or foreign (“Licensed Marks”), identified more completely in Exhibit A hereto; and

WHEREAS, Licensor is the owner of certain research and development information, processes, know-how, trade secrets and technical data related to financial benchmarks, indexes, funds, and model portfolios (“Technical Data”); and

WHEREAS, Licensor has engaged an independent third party(ies) to calculate and maintain the Licensed Benchmarks under a licensing agreement(s); and

WHEREAS, Licensor wishes to grant a license to Licensee and Licensee wishes to receive a license from Licensor, for the right to use the Licensed Benchmarks, Technical Data and Licensed Marks owned by Licensor in accordance with the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the above premises and the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Licensor and Licensee agree as follows:

Grant of License

1.       Subject to the terms and conditions set forth below, Licensor hereby grants to Licensee, and Licensee hereby accepts an exclusive, nontransferable, non-sublicensable, non-assignable, royalty-free license in the United States to use the Licensed Benchmarks and associated Technical Data solely in connection with the construction and establishment of a series of exchange-traded funds, each based on a Licensed Benchmark (“Benchmark Funds” or “Funds”), and to use the Licensed Marks, solely in connection with the Benchmark Funds.

Ownership

2.       Licensee acknowledges and agrees (i) that Licensor is the exclusive owner of the Licensed Benchmarks, the Technical Data, and the Licensed Marks and all the rights therein and goodwill pertaining thereto, (ii) that all use of the Licensed Marks by Licensee shall inure to the benefit of Licensor, including its successors and assigns, (iii) that Licensee shall not take any action which is inconsistent with Licensor’s ownership of the Licensed Benchmarks, Technical Data and Licensed Marks, and (iv) that, upon termination of this Agreement, all rights in the Licensed Marks, including the goodwill connected therewith, the Licensed Benchmarks and Technical Data shall remain the property of Licensor. Licensor shall be solely responsible for, and may exercise its discretion in, deciding whether to apply for and prosecute applications for registration of the Licensed Marks in any jurisdiction and whether to maintain any such registrations therefor.

Quality Control of Licensed Marks

3.       Licensee agrees that the nature and quality of the Benchmark Funds and related services provided by Licensee in connection with the Licensed Marks shall conform to commercially reasonable standards. Licensee agrees to cooperate with Licensor in facilitating Licensor’s control of such nature and quality, and to supply Licensor with specimens of use of the Licensed Marks upon request. Licensee agrees that it will not make any significant change to the Licensed Marks or business methods for rendering the services offered under the Licensed Marks without obtaining the prior consent of Licensor. Licensee shall not use any trademarks, trade names or service marks confusingly similar to the Licensed Marks or other Licensor marks.

Confidentiality

4.       Licensee shall: (i) treat as confidential and preserve the confidence of all Confidential Information as that term is defined below; (ii) make no use of the Confidential Information except as expressly permitted under this Agreement; and (iii) except as expressly authorized by Licensor, limit access to the Confidential Information to Licensee’s employees and consultants who reasonably require access to such Confidential Information, and otherwise maintain policies and procedures designed to prevent any unauthorized disclosure of the Confidential Information. For purposes of this Agreement, Confidential Information shall include all business and financial information relating to Licensor, all proprietary information relating to the Licensed Benchmarks and Technical Data, and any Benchmark Funds or processes produced in connection therewith, and all inventions, discoveries, methods, plans, techniques, processes, documents, drawings, data, trade secrets, know-how, patent applications and information of Licensor that is related thereto and marked or otherwise designated, verbally or in writing, as “Confidential.” Confidential Information shall not include anything that (i) is or lawfully becomes in the public domain, other than as a result of a breach of an obligation hereunder; (ii) is furnished to Licensee by a third party having a lawful right to do so; or (iii) was known to Licensee at the time of the disclosure. Unless prohibited by law, Licensee shall give prompt notice to Licensor of any requests or demands for any Confidential Information made under lawful process by any third parties, prior to disclosure or furnishing of such Confidential Information. Licensee agrees to cooperate with Licensor, at Licensor’s expense, in seeking reasonable protective arrangements to prevent, limit or restrict the disclosure of Confidential Information pursuant to such lawful process. If Licensee has complied with the foregoing provisions of this Section 4, Licensee may disclose Confidential Information, upon the advice of counsel that such disclosure is required by law, regulation or lawful process.

Licensee’s Obligations

5.       Licensee agrees that it will never dispute, contest, or challenge, directly or indirectly, the validity or enforceability of the Licensed Marks or Licensor’s ownership of the Licensed Benchmarks, Technical Data or Licensed Marks, nor to counsel, procure, or assist anyone else to do the same. Licensee further agrees that it will never attempt to dilute, directly or indirectly, the value of the goodwill attached to the Licensed Marks, nor to counsel, procure, or assist anyone else to do the same.

6.       Licensee agrees to safeguard and maintain the reputation and prestige of the Licensed Marks and will not do anything that would tarnish the image of or adversely impact the value, reputation or goodwill associated with the Licensed Marks. Operation of any Benchmark Fund in accordance with standard business practices shall not result in a breach of this Section 6, regardless of the actual performance of such Benchmark Fund.

7.       Licensee agrees that it will comply with all laws, rules, regulations, and requirements of any governmental or administrative body or voluntary industry standards that may be applicable to the advertising, publicity, promotion, sale, or offering of the Benchmark Funds, to the offering of related services and operations, and to other goods or services bearing the Licensed Marks.

Enforcement

8.       Licensor shall have the sole right, but no obligation, at its own discretion, to pursue any cause of action regarding the Licensed Benchmarks, Technical Data or Licensed Marks. Licensee agrees to join as a party plaintiff in any such lawsuit by Licensor, if requested by Licensor.

9.       Licensee shall promptly notify Licensor of any infringement, threatened infringement or misappropriation of the Licensed Benchmarks, Technical Data or Licensed Marks that may come to its attention.

10.       Licensor represents and warrants to Licensee that (i) to Licensor’s actual knowledge, Licensor is the sole owner of the Licensed Marks free and clear of any restrictions upon its ability to license the Licensed Marks pursuant to this Agreement and (ii) to Licensor’s actual knowledge, no person, firm, or corporation has any rights in the Licensed Marks which will interfere with Licensee’s use thereof pursuant to this Agreement.

Term and Termination

11.       This Agreement, unless terminated earlier as provided by Section 12 and Section 13 herein, shall remain in full force and effect for a period of ten (10) years, up to and including the entire last day of the period (“Initial Term”), and be automatically renewed at Licensor’s sole discretion for an additional term of two (2) years (“Renewal Term”) at the expiration of the Initial Term or any subsequent Renewal Term. Either party may give to the other party, not more than one year or less than 90 days in advance of the expiration of the Initial Term or any Renewal Term, written notice of its intent not to renew this Agreement.

12.       Notwithstanding Section 13 hereto, Licensor may revoke the license provided herein irrespective of any event of default if Licensor ceases to exercise investment discretion over Licensee or any Benchmark Fund in its capacity as manager, investment advisor, trustee, or any other comparable capacity. If and when said license shall ever be revoked pursuant to this Section 12, Licensee agrees to discontinue all use of the Licensed Benchmarks, Technical Data and Licensed Marks immediately.

13.       A non-defaulting party may terminate this Agreement in the event of the occurrence of any of the following events of default:

(a)       the failure of the other party to comply with any material provision of this Agreement, if such noncompliance is not remedied within 30 days after written notice of such default is provided to the defaulting party; provided, however, that such cure period shall be extended if such default by its nature and not as a result of the defaulting party cannot be cured within such 30 days so long as the defaulting party commences action immediately after such notice to cure such default and proceeds diligently thereafter to effect the cure of such default as soon as possible; or

(b)       the unauthorized sale, transfer, or assignment of this Agreement by Licensee to a third party. The sale of an interest in Licensee exceeding fifty percent (50%) shall constitute an assignment of this Agreement for purposes of this Agreement.

Mutual Warranties and Indemnifications

14.       Licensor and Licensee each individually represent, warrant and covenant to the other that (a) each is fully capable of and authorized to enter into this Agreement; (b) the execution, delivery and performance of this Agreement does not violate its certificate of organization, declaration of trust, by-laws or similar governing instruments or applicable law and does not, and with the passage of time will not, materially conflict with or constitute a breach under any other agreement, judgment or instrument to which it is a party or by which it is bound; (c) this Agreement is the legal, valid and binding obligation of such party, enforceable in accordance with its terms; and (d) each will comply with all applicable laws, rules and regulations when exercising any of its rights and performing any of its obligations hereunder.

15.       Licensor shall indemnify, defend and hold harmless Licensee and its Funds, officers, and Trustees, against any and all losses, claims, or damage (including reasonable legal and other expenses) (“Damages”) incurred by Licensee or a Fund arising out of, or in connection with, any claims asserted against Licensee or a Fund related to the Licensed Marks or the Licensed Benchmarks (a “Claim”) only to the extent that such Damages shall not be advanced, reimbursed or otherwise paid by any insurance policy insuring the Licensee for any such Claim.

16.       Licensee will promptly notify Licensor of any action commenced against Licensee or a Fund for which indemnity may be sought, but Licensee’s failure to so notify Licensor will not relieve Licensor from any liability which it may have otherwise under this Agreement, except to the extent that the Licensor is actually prejudiced by the Licensee’s failure to so notify.

17.       Licensee, on behalf of each Fund, hereby agrees (i) to grant control of any defense and any settlement of any Claim asserted against Licensee or any Fund to Licensor, and (ii) to cooperate with Licensor in the defense thereof. Licensee shall have the right at its own expense to participate in the defense of any Claim asserted against Licensee or any Fund, but shall not have the right to control the defense, consent to judgment or agree to the settlement of any Claim asserted without the written consent of Licensor.

18.       Unless otherwise agreed in writing by Licensee, whose agreement shall not be unreasonably withheld, conditioned or delayed, Licensor shall not consent to the entry of any judgment or enter any settlement of any claim against Licensee or any Fund which does not include, as an unconditional term, the release by the claimant of all liabilities for any Claim asserted against Licensee or such Fund.

19.       Licensor shall select counsel reasonably satisfactory to Licensee to jointly represent Licensor, Licensee and other defendants named in any Claim asserted against Licensee or a Fund. Licensee’s consent shall not be unreasonably withheld, conditioned, or delayed. In the event however, that such counsel has a conflict of interest or if Licensor fails to employ counsel reasonably satisfactory to Licensee, then Licensee may employ separate counsel to represent or defend Licensee or a Fund in any Claim and Licensor will pay the reasonable fees and disbursements of such counsel. Licensor shall be responsible for paying the fees and expenses incurred by the counsel selected by Licensor or Licensee in connection with the defense of Licensee or a Fund arising out of, or in connection with, any Claim, only to the extent that such fees and expenses shall not be advanced, reimbursed or otherwise paid by any insurance policy insuring Licensee for any such Claim.

General Provisions

20.       Licensee acknowledges that Licensor’s obligations under this Agreement are not personal, and Licensor can unconditionally assign, in its own discretion, this Agreement to another corporation or any other entity or natural person. Licensee understands and acknowledges that the rights and duties set forth in this Agreement are personal to Licensee. Accordingly, this Agreement and Licensee’s rights and interests hereunder shall not be voluntarily or involuntarily, directly or indirectly, sold, pledged, assigned, transferred, shared, sub-divided, or encumbered in any way in whole or in part, in any matter whatsoever without the prior written approval of the Licensor.

21.       The relationship between the parties established by this Agreement is solely that of licensor and licensee. Neither party is in any way the legal representative, partner, employee or agent of the other, nor is either party authorized or empowered to create or assume any obligation of any kind, implied or expressed, on behalf of the other party, without the express prior written consent of the other.

22.       This Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein and shall supersede all prior agreements, proposals or understandings between the parties whether written or oral.

23.       This Agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part, except by written instrument signed by both parties hereto. This Agreement may be amended from time to time to add new securities benchmarks and service marks that will be licensed by mutual agreement of parties. If the parties agree to licensing additional benchmarks and service marks, Licensor shall provide to Licensee at the address in Section 27 a copy of the amended Exhibit A signed by an authorized representative of Licensor. Licensee shall provide Licensor with acknowledgement and acceptance of the amended Exhibit A within five (5) business days. Nothing in this Section 23 shall be construed to give Licensor the power or authority to force Licensee to accept or agree to any amendment to Exhibit A or any license of additional benchmarks and service marks.

24.       Neither the waiver by Licensor of any breach of or default under any of the provisions of this Agreement, nor the failure of Licensor to enforce any of the provisions of this Agreement or to exercise any right hereunder, shall be construed as a waiver of any subsequent breach or default, or as a waiver of any such rights or provision hereunder.

25.       If any term or provision of this Agreement shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and each term and provision shall be valid and enforceable to the fullest extent permitted by law.

26.       The headings in this Agreement are for convenience only and shall not be construed as part of this Agreement or in any way limiting or amplifying any of the provisions of this Agreement.

27.       All notices given pursuant to this Agreement shall be given in writing and shall be given by telegram, facsimile, certified mail or hand delivery to the addresses set forth below or at such other address as a party may from time to time specify in writing:

If to Licensor:             Eric Rubin
President
Uncommon Portfolio Design, Inc.
9055 E. Mineral Circle, Suite 100
Centennial, CO 80112
Tel.: (646) 286-4610
Email: Eric@uncommoninvestments.com

If to Licensee:            Thaddeus Leszczynski
Secretary
Uncommon Investment Funds Trust
75 Virginia Road, 2nd Floor
North White Plains, NY 10603
Tel.: (212) 397-2524

Email: Tlesc@csacompliance.com

28.       The parties acknowledge that this Agreement has been negotiated and prepared in an arms-length transaction and that both Licensor and Licensee have negotiated all the terms contained herein. Accordingly, the parties agree that neither party shall be deemed to have drafted this Agreement and this Agreement shall not be interpreted against either party as the draftsman.

29.       This Agreement shall be governed by the substantive laws of the State of New York without regard to the application of conflicts of law principles. The parties each hereby submit to the jurisdiction of the United States District Court in the Southern District of New York and the state courts in the State of New York located in New York City, New York, and waive any claim that each such venue is an inconvenient forum.

Limitation of Liability of Trustees, Officers and Shareholders

30.       A copy of the Licensee’s Certificate of Trust is on file with the Secretary of State of the State of Delaware and the Trust’s Agreement and Declaration of Trust is on file with the Licensee. Notice is hereby given that this Agreement is executed on behalf of the Trustees of the Licensee as Trustees and not individually and that the obligations of this Agreement are not binding upon any of the Trustees, officers, or shareholders of the Licensee individually but binding only upon the assets and property of the applicable Fund or Licensee, as relevant.

This Agreement is executed by or on behalf of the Licensee with respect to the relevant Fund. It is expressly acknowledged and agreed that the obligations hereunder are binding only upon the relevant Fund to which such license pertains and the assets and property of such Fund. The Licensor understands that the rights and obligations of each series of shares of the Licensee under the Licensee’s Agreement and Declaration of Trust are separate and distinct from those of any and all other series.

Benchmark Index Calculation and Maintenance Agent

31.       The Licensor has engaged an independent third party to calculate and maintain each Licensed Benchmark(s) (the “Calculation Agent”) under a licensing agreement with the Calculation Agent which includes additional duties and obligations. The duties and obligations with respect to each Fund, its Licensed Benchmark are set forth in the applicable Exhibit B.

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

Uncommon Portfolio Design, Inc.	Uncommon Investment Funds Trust
By: __________________	By: __________________
Name: Eric Rubin	Name: Thaddeus Leszczynski
Title: President	Title: Secretary

EXHIBIT A

As of May 1, 2022

1.       Licensed Benchmarks

Uncommon Generosity 50 Equity Index

2.       Licensed Marks

Uncommon Generosity

Uncommon Generosity 50

Uncommon Generosity 50 Equity

Generosity 50

Generosity 50 Equity

Uncommon Investments

Uncommon Giving

Exhibit B – Uncommon Generosity 50 Equity ETF

General. Licensor has entered into an agreement with S&P Dow Jones Indices LLC (“S&P”) to calculate and maintain the Uncommon Generosity 50 Equity Index (the “Generosity 50 Equity Index”) (the Calculation Agreement”). The investment objective of the Uncommon Generosity 50 Equity ETF (the “Generosity 50 Equity ETF”) is to track the Investment performance, before fees and expenses, of the Generosity 50 Equity Index. The Calculation Agreement imposes duties and obligations on the Licensor’s sub-licensees. In addition to the terms and conditions set forth in the Agreement, Licensee, on behalf of the Generosity 50 Equity ETF agrees to abide with the terms and conditions set forth in this Exhibit B –Generosity 50 Equity ETF.

License to S&P Marks. Licensee may use and refer to certain S&P trade names, trademarks and/or service marks (the “S&P Marks”) in connection with the Generosity 50 Equity ETF)(see Exhibit B. 1-Uncommon Generosity 50 Equity ETF: S&P Marks). Licensee may only use the S&P Marks to the extent necessary to identify S&P as the maintenance and calculation agent of the Generosity 50 Equity Index.

Permitted Use of S&P Marks. Licensee shall (i) keep the S&P Marks separate and distinct from Licensee’s marks; (ii) not use the S&P Marks in a logo or stylized format in connection with the Generosity 50 Equity ETF; and (iii) shall not use any S&P Mark in a way that implies S&P’s sponsorship, endorsement, promotion or sale of the Generosity 50 Equity ETF.

Trademarks IP. Licensee acknowledges that S&P is the owner of all right, title and interest in and to the S&P Marks and the goodwill appurtenant thereto. Licensee shall not (i) use or authorize any other party to use the S&P Marks or any confusingly similar designation, trademark, service mark or trade name anywhere in the world for any purposes whatsoever other than as permitted hereunder; (ii) contest S&P’s ownership of the S&P Marks; (iii) assert any claim of ownership of, or any claim to, any goodwill or reputation associated with the S&P Marks by reason of Licensee’s use; (iv) assert any claim that there has been any abrogation or diminution of the value of the S&P Marks resulting from the transactions contemplated by the Calculation Agreement; or (v) register or seek to register any of the S&P Marks.

S&P Trademark Notice and Disclaimer: Marketing Materials. Licensee shall include the following trademark notice and disclaimer in any use or reference to S&P and/or the S&P Marks in any marketing or promotional materials (whether print, online, or other media) and upon request furnish a copy thereof to S&P:

The Uncommon Generosity 50 Equity Index (the “Index”) is the property of Uncommon Portfolio Design Inc., which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) to calculate and maintain the Index. The S&P 500 Index is used by the Uncommon Generosity 50 Equity ETF under a license with S&P Dow Jones Indices (and/or its affiliates). The Index is not sponsored by S&P Dow Jones Indices LLC or its affiliates or its third-party licensors (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices will not be liable for any errors or omissions in calculating the Index. “Calculated by S&P Dow Jones Indices” and the related stylized mark(s) are service marks of S&P Dow Jones Indices and have been licensed for use by Uncommon Generosity 50 Equity Fund. S&P® is a registered trademark of Standard & Poor's Financial Services LLC, and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC.

S&P Trademark Notice, Disclaimer and Limitation of Liability: Disclosure Licensee acknowledges and agrees to the following disclaimer and limitations of liability and will include the following trademark notice and disclaimer to the extent Licensee uses or refers to the S&P and/or the S&P Marks in any disclosure documents related to the Products, such as prospectuses, registration statements, or other documents to be filed with a governmental agency (whether print, online, or other media) and upon request to furnish a copy thereof to S&P:

The Uncommon Generosity 50 Equity Index (the “Index”) is the property of Uncommon Portfolio Design Inc., which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) to calculate and maintain the Index. The S&P 500 Index is used by Uncommon Generosity 50 Equity ETF under a license with S&P. The Index is not sponsored by S&P Dow Jones Indices LLC or its affiliates or its third-party licensors, including Standard & Poor's Financial Services LLC and Dow Jones Trademark Holdings LLC (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices will not be liable for any errors or omissions in calculating the Index. “Calculated by S&P Dow Jones Indices” and the related stylized mark(s) are service marks of S&P Dow Jones Indices and have been licensed for use by Uncommon Investment Advisors LLC. S&P® is a registered trademark of Standard & Poor's Financial Services LLC, and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC.

The Uncommon Generosity 50 Equity ETF (“Generosity 50 Equity Fund”) based on the Index is not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices. S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the shareholders of the Generosity 50 Equity Fund or any member of the public regarding the advisability of investing in securities generally or in the Generosity 50 Equity Index or the Generosity 50 Equity Fund particularly or the ability of the Generosity 50 Equity Index or the Generosity 50 Equity Fund to track general market performance. S&P Dow Jones Indices’ only relationship to the Generosity 50 Equity Index is the licensing of the S&P 500 Index, certain trademarks, service marks and trade names of S&P Dow Jones Indices, and the provision of the calculation services on behalf of Generosity 50 Equity Index without regard to the Generosity 50 Equity Fund. S&P Dow Jones Indices is not responsible for and has not participated in the creation of the Generosity 50 Equity Fund, the determination of the prices and amount of the Generosity 50 Equity Fund or the timing of the issuance or sale of the Generosity 50 Equity Fund or in the determination or calculation of the equation by which the Generosity 50 Equity Fund may be converted into cash or other redemption mechanics. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Generosity 50 Equity Fund. There is no assurance that the Generosity 50 Equity Fund will accurately track the Generosity 50 Equity Index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion or exclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it investment advice. S&P Dow Jones Indices does not act nor shall be deemed to be acting as a fiduciary in providing the S&P 500 Index].

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE GENEROSITY 50 EQUITY INDEX, INTELLECTUAL PROPERTY, SOFTWARE, OR ANY DATA RELATED THERETO, OR ANY COMMUNICATION WITH RESPECT THERETO, INCLUDING, ORAL, WRITTEN, OR ELECTRONIC COMMUNICATIONS. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY UNCOMMON GENEROSITY 50 EQUITY FUND, OWNERS OF THE GENEROSITY 50 EQUITY FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX, INTELLECTUAL PROPERTY, SOFTWARE, OR WITH

RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND UNCOMMON GENEROSITY 50 EQUITY FUND.

Exhibit B. 1-Uncommon Generosity 50Equity ETF: S&P Marks

1.	“Calculated by S&P Dow Jones Indices”; and

2.	The related stylized design as follows: